SE(03011660 COMMISSION
,549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAHN CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison avenue Suite 3505
(No. and Street)

New York (City) N.Y (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. STEWART CAHN 212-355-0296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berman & Sosman, LLC
(Name – *if individual, state last, first, middle name*)

2492 MERRICK ROAD (Address) Bellmore (City) NY (State) 11710 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 07 2003 WASH. D.C. 155 SECTION PROCESSING

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, W STEWART CAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAHN CAPITAL CORP., as of 12/31/02, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

W. Stewart Cahn
Signature

President
Title

Jo Ann Riordan
Notary Public

JO ANN RIORDAN
Notary Public, State of New York
No. 4954559
Qualified in Nassau County
Commission Expires August 14, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERMAN & SOSMAN, LLC.

Certified Public Accountants

450 7th Avenue
Suite 949
New York, NY 10123

ALL CORRESPONDENCE TO:
2492 Merrick Road
Bellmore, New York 11710
Tel (516) 826-7600
Fax (516) 826-4343

2079 East 65th Street
Brooklyn, NY 11234

February 12, 2003

Independent Auditors' Report on Internal
Accounting Control Required by Securities
And Exchange Commission Rule 17a-5

In planning and performing our audit of the financial statements of Cahn Capital Corp. ("Cahn") for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Cahn including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cahn does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Cahn in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cahn is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and

procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Cahn has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Cahn's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berman & Sosman, LLC

Berman & Sosman LLC

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2002

AND

INDEPENDENT AUDITORS' REPORT

BERMAN & SOSMAN, LLC.
Certified Public Accountants

CAHN CAPITAL CORP.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

BERMAN & SOSMAN, LLC.
Certified Public Accountants

BERMAN & SOSMAN, LLC.
Certified Public Accountants

450 7th Avenue
Suite 949
New York, NY 10123

ALL CORRESPONDENCE TO:
2492 Merrick Road
Bellmore, New York 11710
Tel (516) 826-7600
Fax (516) 826-4343

2079 East 65th Street
Brooklyn, NY 11234

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

We have audited the accompanying balance sheet of CAHN CAPITAL CORP. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAHN CAPITAL CORP. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Berman & Sosman LLC

Berman & Sosman, LLC

Bellmore, New York
January 30, 2003

CAHN CAPITAL CORP.

BALANCE SHEET

DECEMBER 31, 2002

A S S E T S

Current assets		
Cash	$14,557	
Accounts receivable	15,314	
Prepaid expenses	5,988	
Total current assets		$35,859
Property and equipment - at cost, less accumulated depreciation and amortization of $38,202		7,590
Other assets		
Security deposits		10,234
		$53,683

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accrued expenses	$212	
Loan payable - officer	22,500	
Total current liabilities		$22,712
Stockholder's equity		
Common stock, no par value		
Authorized: 200 shares		
Issued and outstanding: 20 shares	1,000	
Additional paid-in capital	31,350	
Accumulated deficit	(1,379)	
		30,971
		$53,683

The accompanying notes are an integral part of these financial statements.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

CAHN CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

	Amount	Percent
Revenues		
Fee income	$89,145	
Other income	6,002	
	95,147	100.0
Operating expenses	137,251	144.3
Loss before income taxes	(42,104)	(44.3)
Income taxes	525	0.6
Net loss	($42,629)	(44.8)

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance January 1, 2002	$1,000	$31,350	$41,250	$73,600
Net loss from operations			($42,629)	($42,629)
Balance December 31, 2002	$1,000	$31,350	($1,379)	$30,971

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Operating activities	
Net loss	($42,629)
Adjustments to reconcile net loss to net cash used for operating activities	
Depreciation and amortization	1,226
Changes in assets and liabilities	
Accounts receivable	(15,314)
Prepaid expenses	300
Other assets	(53)
Accrued expenses	(72)
Net cash used for operating activities	(56,542)
Investing activities	
Proceeds from sale of investment	33,100
Financing activities	
Loans received from officer	22,500
Decrease in cash	(942)
Cash, beginning of year	15,499
Cash, end of year	$14,557

Supplemental cash flows information	
Income taxes paid	$525

The accompanying notes are an integral part of these financial statements.

CAHN CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1 - SIGNIFICANT ACCOUNTING POLICIES

General

The Company provides investment banking services and is a member of the National Association of Securities Dealers Inc.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Income taxes

The Company has elected S corporation status for Federal and New York State tax purposes. Under these elections, the Company's taxable income is reportable on the stockholder's individual income tax return, and the Company makes no provisions for Federal and New York State income taxes. Provision are made for New York State S Corporation franchise tax and New York City general corporation tax.

2 - ACCOUNTS RECEIVABLE

Accounts receivable, which were billed in December 2002, were collected in full by January 10, 2003.

CAHN CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

3 - LEASE COMMITMENT

The Company leases its office facilities under an operating lease expiring December 31, 2006. The lease requires additional rent payments based on increases in real estate taxes and certain operating expenses over base period amounts. Future minimum rent payments are approximately as follows:

Calendar Year	Amount
2003	$49,000
2004	55,000
2005	55,000
2006	55,000
	$214,000

Rent expense expense for the year ended December 31, 2002, net of $16,439 received from a sub-tenant occupying the facilities, was $31,945.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

450 7th Avenue
Suite 949
New York, NY 10123

ALL CORRESPONDENCE TO:
2492 Merrick Road
Bellmore, New York 11710
Tel (516) 826-7600
Fax (516) 826-4343

2079 East 65th Street
Brooklyn, NY 11234

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION

TO THE STOCKHOLDER OF CAHN CAPITAL CORP.

Our audit of the basic financial statements in the preceding section of this report was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berman & Sosman LLC

Berman & Sosman, LLC

Bellmore, New York
January 30, 2003

CAHN CAPITAL CORP.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2002

Salaries and wages	$28,161
Payroll taxes and related expenses	3,830
Rent	31,945
Professional fees	3,300
Insurance	25,637
Travel	2,570
Telephone	4,694
Consulting	7,515
Commissions	13,500
Dues and subscriptions	4,818
Office expenses	6,934
Promotiom and entertainment	1,308
Donations	425
Depreciation and amortization	1,226
Miscellaneous	1,388
	$137,251

See Independent Auditors' Report on Accompanying Information.

BERMAN & SOSMAN, LLC.
Certified Public Accountants

CAHN CAPITAL CORP.

NET CAPITAL COMPUTATION

DECEMBER 31, 2002

Total Ownership Equity		$30,971
Total Non Allowable Assets		
Security deposits	$10,234	
Property assets	7,590	
Prepaid expenses	5,988	
Total non allowable assets		23,812
Net Capital Before Haircuts		7,159
Haircuts on Securities		0
Total Net Capital		7,159
Net Capital Requirement		5,000
Excess Net Capital		$2,159

See Independent Auditors' Report on Accompanying Information.